FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 06, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

The Royal Bank of Scotland Group plc successfully priced $3.15 billion Additional Tier 1 Capital Notes

06 August 2015

The Royal Bank of Scotland Group plc ("RBSG") completed the pricing of its:
▪ USD 2,000,000,000 7.500% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital
Notes callable 10 August 2020; and
▪ USD 1,150,000,000 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital\
Notes callable 10 August 2025 (together, the "Notes").

Ross McEwan, RBSG CEO said:
"This is another important step in the road towards becoming a much stronger, safer bank for our customers and shareholders. Improving our capital resilience has been an integral part of our plan and we are well on track to achieve this."

RBSG's leverage ratio at 30 June 2015 on a pro forma basis, assuming the divestment of Citizens and including the benefit of this issuance, would have been 5.3%

The net proceeds of approximately USD 3,118,500,000 will be used for general corporate purposes.

The offering is scheduled to close on 10 August 2015 subject to the satisfaction of customary conditions. Application has been made to The Irish Stock Exchange plc for the Notes to be admitted to the Official List and to trading on the Global Exchange Market, which is the exchange regulated market of The Irish Stock Exchange plc.

For further information:

RBS Investor Relations
Matthew Richardson
Head of Debt Investor Relations
Tel: +44 (0) 20 7678 1800

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

The securities referred to in this press release are not intended to be sold and should not be sold to retail clients in the European Economic Area, as defined in the rules set out in the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 or the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (together, the "MR Rules"), as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person.

Notice to U.S. persons: The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071, calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 222 Broadway, New York, NY 10038, Attn: Prospectus Department (email: dg.prospectus_requests@baml.com) and calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Notice to U.K. persons: This communication has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended) ("FSMA").  Accordingly, this communication is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as "Relevant Persons"). Any investment or investment activity to which this communication relates is available only to and will be engaged in only with Relevant Persons.  Persons who are not Relevant Persons should not take any action based upon this communication and should not rely on it.

Other Jurisdictions Outside the United States: No action may be taken in any jurisdiction other than the United States that would permit a public offering of the securities referred to in this press release or the possession, circulation or distribution of this document or the prospectus in any jurisdiction where action for that purpose is required. Accordingly, such securities may not be offered or sold, directly or indirectly, and neither this document, the prospectus nor any other offering material or advertisements in connection with such securities may be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 August 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary